Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Agreement and Plan of Merger, dated as of March 14, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following is a summary of the proposed transaction, which was distributed to various stakeholders of CTWS (by e-mail) on March 15, 2018.

ConnecticutWater AVON · HERITAGE VILLAGE MaineWater

SJW GROUP AND CONNECTICUT WATER SERVICE, INC. TO COMBINE TO CREATE 3RD LARGEST INVESTOR-OWNED WATER AND WASTEWATER UTILITY IN THE UNITED STATES

New Company Positioned to Serve Customers, Create Opportunities for Employees, Drive Growth and Maintain Commitment to Environment

Multi-State Operations with Corporate Headquarters in San Jose, CA and New England Headquarters in Clinton, CT

The boards of directors of SJW Group and Connecticut Water Service, Inc. have approved an agreement to combine the companies through a merger of equals.

Two leading and complementary water utility companies will join to create significant long-term benefits for customers, employees, communities and shareholders. The new combined organization will maintain the longstanding commitments of Connecticut Water and SJW Group to outstanding customer service.

The combination will create a new larger, stronger company with opportunities to leverage skills and resources, make investments across a diverse set of geographies and enhance the delivery of service. The combined company will able to deliver greater value and benefits for customers, employees, communities and shareholders than either company could deliver on its own.

The new company's combined leadership team has a closely aligned focus on a 'culture of service' and honoring their strong records of environmental stewardship.

The employees share a passion for delivering life-sustaining water service to families and communities, serving their colleagues, being good stewards of the natural resources entrusted to them and creating shareholder value through prudent investments in their water systems.

The best practices of each of the companies will be carried forward to deliver on commitments to customers and communities, employees and shareholders.

THE COMBINED COMPANY WILL:
Be the 3rd largest investor-owned water and wastewater utility in the U.S.
Serve +1.5M people
Employ +700 water professionals
Have increased scale and geographic diversity
Maintain longstanding commitments to outstanding customer service
Leverage combined operating expertise and enhanced financial strength
Have a national size and presence while being locally focused and engaged

SERVING CUSTOMERS

- The company's operating utilities and customers will continue to be supported locally by the existing team of passionate, dedicated employees and leaders.
- Employees will bring their extensive certifications, operating experience and local knowledge to support the communities they serve.
- Sharing of best practices, IT systems, operational expertise and more extensive resources can enhance delivery of service.
- There will be no change in customer rates as a result of the merger, and the operating subsidiaries of the combined company will continue to be subject to oversight by their respective state regulatory commissions for rates and quality of service.
- Increased scale and more diverse geographic footprint will provide the opportunity for investments in service and reliability that can enhance service for customers and communities and value for shareholders.
- The company will maintain their annual capital budgets and continue to make investments in water quality and service across its combined operations.
- Construction of the new surface water treatment facility in Saco, ME will continue as planned.

We will continue to rely on our dedicated teams of employees locally who consistently deliver high-quality, well-run operations and world class customer service.

SJW GROUP AND CONNECTICUT WATER SERVICE, INC. TO COMBINE TO CREATE 3RD LARGEST INVESTOR-OWNED WATER AND WASTEWATER UTILITY IN THE UNITED STATES

SERVING EMPLOYEES

- There is a strong cultural fit between the companies, and we will build a unified team that is well-positioned to deliver on our strategy and drive future growth.
- The new company's combined leadership team is closely aligned in their focus on a 'culture of service' and commitment to their valued employees.
- The companies do not anticipate any significant changes in employee compensation or benefits packages as a result of the transaction.
- As part of a larger, stronger, more diverse organization, employees will have additional opportunities for career development and geographic mobility.

COMMUNITIES AND THE ENVIRONMENT

- The new company will maintain the local teams and leaders with strong community ties. They will continue to participate in community events and organizations and support economic development and local investments in growth, safety and reliability.
- The companies will maintain their focus on environmental stewardship, which is a core value for both organizations, given the local nature of the water business.
- The companies will continue as industry leaders to promote water conservation and protect the valuable lands and water resources that have been entrusted to them.
- The combined company will continue efforts to reduce its environmental footprint and implement sustainable business practices.

COMBINED LEADERSHIP

Eric Thornburg, will serve as Chairman, President and Chief Executive Officer

David Benoit, will serve as President, New England Region overseeing the New England headquarters and operations.

Leadership at the existing utility operations:

Utility	Leader
Connecticut Water, Avon Water and Heritage Village Water	David Benoit
Maine Water	Richard Knowlton
San Jose Water	Andrew Gere
SJWTX, Inc	Thomas Hodge

Leadership positions at the combined company:

- **James Lynch,** CFO, SJW Group
- **Kristen Johnson,** Chief Human Resource Officer, SJW Group
- **Suzy Papazian,** General Counsel and Corporate Secretary, SJW Group
- **Andrew Walters,** Chief Administrative Officer, SJW Group
- **Maureen Westbrook,** SVP, External Affairs, SJW Group

TIMING AND APPROVALS

The transaction is expected to close by year-end 2018 and is subject to:

- various state and federal approvals, including the Connecticut Public Utilities Regulatory Authority and the Maine Public Utilities Commission, Federal Communications Commission, Hart-Scott Rodino,
- customary closing conditions, and
- approval of Connecticut Water and SJW Group shareholders.

CONNECTICUT WATER CONTACT

Daniel J. Meaney, APR
Director, Corporate Communications
dmeaney@ctwater.com
860.664.6016

SJW Group | Connecticut Water

SJW GROUP AND CONNECTICUT WATER SERVICE, INC. TO COMBINE TO CREATE 3RD LARGEST INVESTOR-OWNED WATER AND WASTEWATER UTILITY IN THE UNITED STATES

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," "projects," "strategy," or "anticipates," or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained;
(2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained;
(4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies' ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies' existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the Securities and Exchange Commission ("SEC") in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group's overall business, including those more fully described in SJW Group's filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water's overall business and financial condition, including those more fully described in Connecticut Water's filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 (which will be filed today). Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group's investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water will be made available free of charge on Connecticut Water's investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group's directors and officers is available in SJW Group's annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water's directors and officers is available in Connecticut Water's annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and its proxy statement for its 2017 annual meeting dated March 30, 2017, which is filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water. These documents will be available free of charge from the sources indicated above.

SJW GROUP CONTACTS

Jayme Ackemann
Director, Corporate Communications
jayme.ackemann@sjwater.com
408.918.7247

Andrew Walters
Chief Administrative Officer
andrew.walters@sjwater.com
408.279.7818

CONNECTICUT WATER CONTACT

Daniel J. Meaney, APR
Director, Corporate Communications
dmeaney@ctwater.com
860.664.6016

www.sjw-ctws.com